Exhibit 99.1

Attunity Teams with EMC to Enable Big Data Replication for
Enterprise Analytics

Combined Attunity and EMC Greenplum solution enables enterprises to leverage
Big Data using analytics to gain competitive advantage

BURLINGTON, MA– July 24, 2012 - Attunity Ltd. (OTC BB: ATTUD), a leading provider of information availability software solutions, announced today that it has teamed up with EMC to deliver a high-performance, easy-to-use Big Data replication solution for the EMC Greenplum Unified Analytics Platform. Attunity further announced that Attunity Replicate, officially qualified by EMC, is now available with dedicated optimizations for EMC Greenplum products.

Big Data analytics enables today’s most successful companies to gain competitive advantages. However, the efficient and timely movement of Big Data continues to be a major challenge, and can yield inaccurate analytic results that negatively impact the company’s bottom line. By teaming up and delivering optimized technology integration, Attunity and EMC are answering this critical need by eliminating the Big Data bottleneck. The combined solution helps businesses that want to capitalize on Big Data analytics to better support decision-making and improve their competitive position.

“Together with Attunity, EMC is excited to extend an end-to-end Big Data warehousing solution that is high-speed, easy to implement and use, and cost-efficient,” said David Menninger, vice president of strategy and business development, Greenplum, a division of EMC. “Our product qualification process ensures for EMC Greenplum customers and prospects that Attunity Replicate has passed the rigorous testing required and has proven to be highly effective at making Big Data initiatives faster and easier to deploy.”

“According to a recent IDC survey1, only 25% of organizations are satisfied with the ability of their business analytics technology solution to deliver the right information to the right people at the right time,” stated Dan Vesset, vice president of business analytics research and a leading Big Data analyst at IDC. "And as cited by 51.4% of the respondents in a 2012 IDC BI and Analytics survey1, data integration is the top IT challenge for delivering a successful business analytics solution. Big data is forcing business process and organizational changes that many people in an organization may be reluctant to embrace; however, complacency is not an option. Enterprises must rise to the challenge of managing Big Data, lest their competitors beat them to it.”

“The volume and velocity of data today is growing at an unprecedented rate and is projected to continue to accelerate in the years ahead,” explains Itamar Ankorion, Vice President Business Development and Corporate Strategy at Attunity. “This issue is what Big Data is all about. It represents the key challenge for IT organizations that are looking for ways to effectively capitalize on Big Data analytics to gain competitive advantage.  Attunity’s relationship with EMC enables enterprises to quickly overcome these challenges and reap the benefits from the value of Big Data.”

1 Source: IDC and Computerworld BI and Analytics Survey Research Group IT Survey, 2012

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including big data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s latest Annual Report on Form 20-F/A, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2012. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:

Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073